Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial Results for Third Quarter, 2015;
Conference Call at 11am PST (2pm EST) on November 2, 2015
______________________________________________________________________________

Vancouver, Canada – November 2, 2015 - Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the third quarter ended September 30, 2015. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

The Company's financial performance in the Third Quarter, 2015 reflects higher revenue and cash flow but lower net earnings compared to both the Second Quarter, 2015 and the Third Quarter, 2014. The improved top-line performance was a result of higher metal production and lower operating costs both quarter-on-quarter and year-on-year, while the reduced bottom-line performance was due to the negative impact of the falling Mexican peso on current assets and deferred income taxes, and a write-down of marketable security investments.

Highlights of Third Quarter 2015 (Compared to Third Quarter 2014)

Financial
•	Net loss of $14.1 million(1) ($0.14 per share) compared to $11.4 million ($0.11 per share)
•	Adjusted net loss of 9.3 million (($0.09 per share) compared to $11.4 million ($0.11 per share)
•	Adjusted EBITDA(2) increased 93% to $6.9 million
•	Cash flow from operations before working capital changes increased 9% to $4.8 million
•	Mine operating cash flow before taxes(1) increased 5% to $12.0 million
•	Revenue increased 5% to $42.7 million
•	Realized silver price decreased 22% to $14.67 per ounce (oz) sold
•	Realized gold price decreased 16% to $1,074 per oz sold
•	Cash costs(2) decreased 24% to $8.11 per oz silver payable (net of gold credits)
•	All-in sustaining costs (AISC) decreased 25% to $15.05 per oz silver payable (net of gold credits)
•	On track to significantly beat cash cost and AISC guidance for 2015

Operations
•	Silver production increased 11% to 1,820,282 oz
•	Gold production increased 9% to 15,319 oz
•	Silver equivalent production increased 10% to 2.9 million oz (at a 70:1 silver: gold ratio)
•	Silver oz sold up 50% to 1,844,556 oz
•	Gold oz sold up 7% to 14,599 oz
•	Bullion inventory at quarter-end included 97,654 oz silver and 223 oz gold
•	Concentrate inventory at quarter-end included 95,574 oz silver and 1,460 oz gold
•	On track to meet or beat high end of 2015 silver production guidance
•	On track to meet lower end of 2015 gold production guidance
•	On track to meet higher end of 2015 silver equivalent production guidance

(1)
The Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$

(2)	Mine operating cash flow, adjusted EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis

Endeavour CEO Bradford Cooke commented, "Given the falling precious metal prices this year, management has continued to focus on reducing costs and improving productivity at each of our mines, with significant success. Over the past five quarters, we have reduced our consolidated operating costs per tonne by 28% from US$103.58 down to US$75.07. Our operations team can take great pride in their accomplishments resulting from our philosophy of continuous improvement. We expect to meet or beat our guidance on all operating metrics for 2015.”

Operating Results

At Guanaceví, operating performance in Q3, 2015 continued to exceed expectations with metal production up due to slightly higher than planned plant throughput, metal recoveries and silver grades. Ore grades started to decline in Q3, 2015 as mining moved into lower grade areas of the mine plan. Exploration drilling and an underground development heading at the Santa Cruz mine extended mineralization into a new high-grade area to the southeast, outside of the current resource. Guanaceví production is on track to beat 2015 guidance.

At Bolañitos, operations exceeded plan in the context of a scheduled production ramp-down to 1,000 tpd this year. Lower than planned mill feed from the El Cubo mine allowed Bolañitos to mill just under 1,200 tpd of Bolañitos ore in Q3, 2015. The development of, and production from, the new LL-Asunción vein continues to expand as it replaces falling production from the Lucero group of veins. Bolañitos is on track to exceed 2015 silver production guidance and meet the high end of the 2015 gold production guidance.

At El Cubo, mine and mill operations achieved the 2,200 tpd target in early July but averaged 2,000 tpd in the third quarter due to lower than expected equipment and personnel availabilities and slower than planned mine development. Site management continues to push mine development in order to achieve 2,200 tpd in the fourth quarter. To help offset holiday downtime, the mine is developing some new long-hole stopes. Management has deferred the decision to install additional plant equipment to increase the El Cubo plant capacity to 2,000 tpd as other minor improvements in the flow sheet could increase throughput further and improve recoveries. El Cubo is on track to meet its annual silver production guidance but fall short of the 2015 annual gold production guidance.

On a consolidated basis, the Company expects to meet or beat on 2015 silver production guidance and meet the lower end of the 2015 gold production guidance. On a silver equivalent basis the Company expects to meet the high end of its 2015 production guidance.

Financial Results

For the third quarter ended September 30, 2015, the Company generated revenue totaling $42.7 million (2014 - $40.5 million). During the period, the Company sold 1,844,556 oz silver and 14,599 oz gold, for realized prices of $14.67 and $1,074 per oz respectively, compared to sales of 1,227,466 oz silver and 13,631 oz gold, for realized prices of $18.78 and $1,278 per oz respectively, in the same period of 2014. The accounting treatment for concentrate sales that are pending finalization require mark-to-market adjustments at period-end, significantly reducing the recognized revenue and reported price realized per ounce.

After cost of sales of $40.7 million (2014 - $44.1 million), mine operating earnings amounted to $2.1 million (2014 – loss of $3.6 million) from mining and milling operations in Mexico. Excluding depreciation and depletion of $9.8 million (2014 - $14.4 million), and share-based compensation of $0.1 million (2014- $0.1 million), mine operating cash flow before taxes was $12.0 million (2014 – $11.5 million) in Q3, 2015. Net operating losses were $0.9 million (2014 – $11.0 million) after exploration expense of $1.2 million (2014 – $4.9 million) and corporate general and administrative costs of $1.8 million (2014 – $2.2 million).

Falling precious metal prices have required all of Endeavour’s mines to continue focusing on cost reductions and operational efficiencies. This focus and the depreciation of the Mexican peso resulted in operations being well below cost guidance for the year. For the nine months ended September 30, 2015, cash costs were $7.96 per oz and AISC was $15.07 per oz compared to already revised guidance of $9-10 per oz and $16.00-17.50 per oz respectively. Management expects fourth quarter cost metrics to be similar to the nine months ended September 30, 2015, putting Endeavour on track to significantly beat its revised cash cost and AISC guidance for 2015.

Conference Call

A conference call to discuss the results will be held on Monday, November 2 at 11am PST (2pm EST). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The audio replay and a written transcript will also be made available on the Company’s website at www.edrsilver.com.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.
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ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS
All amounts in US$

Three months ended Sept. 30			Q3 2015 Highlights	Nine months ended Sept. 30
2015	2014	% Change		2015	2014	% Change
			Production
1,820,282	1,634,294	11%	Silver oz produced	5,445,901	5,202,902	5%
15,319	14,118	9%	Gold oz produced	44,557	47,768	(7%)
1,773,459	1,582,525	12%	Payable silver oz produced	5,305,309	5,046,879	5%
14,961	13,558	10%	Payable gold oz produced	43,512	45,961	(5%)
2,892,612	2,622,554	10%	Silver equivalent oz produced	8,564,891	8,546,662	0%
8.11	10.70	(24%)	Cash costs ($/oz silver, net of by-product credits)	7.96	8.30	(4%)
13.57	19.86	(32%)	Total production costs ($/oz silver, net of by-product credits)	13.48	17.15	(21%)
15.05	20.18	(25%)	All-in sustaining costs ($/oz silver, net of by-product credits)	15.07	17.34	(13%)
404,878	344,393	18%	Processed tonnes	1,157,415	1,030,194	12%
75.07	99.02	(24%)	Direct production costs ($/tonne)	80.05	98.47	(19%)
10.33	13.14	(21%)	Silver co-product cash costs ($/oz)	10.68	12.19	(12%)
756	894	(15%)	Gold co-product cash costs ($/oz)	774	796	(3%)
			Financial
42.7	40.5	5%	Revenue ($M)	141.6	148.3	(5%)
1,844,556	1,227,466	50%	Silver oz sold	5,619,126	4,539,433	24%
14,599	13,631	7%	Gold oz sold	44,195	44,688	(1%)
14.67	18.78	(22%)	Realized silver price ($/oz)	16.05	19.88	(19%)
1,074	1,278	(16%)	Realized gold price ($/oz)	1,163	1,298	(10%)
(14.1)	(11.4)	24%	Net earnings (loss) ($M)	(13.7)	(7.6)	79%
(9.3)	(11.4)	(18%)	Adjusted net earnings ($M)	(8.9)	(6.2)	44%
2.1	(3.6)	(159%)	Mine operating earnings ($M)	18.0	12.1	49%
12.0	11.5	5%	Mine operating cash flow ($M)	48.0	56.6	(15%)
4.8	4.4	9%	Operating cash flow before working capital changes ($M)	29.6	34.6	(14%)
1.3	2.2	(40%)	Earnings before ITDA ($M)	28.6	34.9	(18%)
20.4	39.8	(49%)	Working capital ($M)	20.4	39.8	(49%)
			Shareholders
(0.14)	(0.11)	(25%)	Earnings per share – basic ($)	(0.13)	(0.08)	(63%)
(0.09)	(0.11)	19%	Adjusted earnings per share – basic ($)	(0.09)	(0.06)	(42%)
0.05	0.04	8%	Operating cash flow before working capital changes per share	0.29	0.34	(15%)
101,976,901	101,527,951	0%	Weighted average shares outstanding	101,976,901	101,123,404	1%

Please refer to the definitions of the financial and operating metrics disclosed in the table above in the Company’s Management’s Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2015	2014	2015	2014

Operating activities
Net earnings (loss) for the period	$(14,079)	$(11,386)	$(13,696)	$(7,638)
Items not affecting cash:
Share-based compensation	735	937	2,329	2,869
Depreciation and depletion	9,849	14,471	29,824	43,402
Deferred income tax expense (recovery)	3,110	(1,039)	5,188	(7,957)
Unrealized foreign exchange loss (gain)	48	310	196	287
Mark-to-market loss (gain) on derivative liability	-	-	-	1,434
Mark-to-market loss (gain) on contingent liability	-	(126)	-	(99)
Finance costs	338	317	950	1,019
Write down of marketable securities	4,785	-	4,785	-
Write down of inventory to net realizable value	-	527	-	892
Write off of exploration property	-	381	-	381
Net changes in non-cash working capital	(747)	(6,908)	(2,188)	(6,589)
Cash from (used in) operating activities	4,039	(2,516)	27,388	28,001

Investing activites
Property, plant and equipment expenditures	(9,291)	(10,047)	(27,308)	(30,079)
Change in long term deposits	-	(82)	-	(82)
Cash used in investing activities	(9,291)	(10,129)	(27,308)	(30,161)

Financing activities
Repayment of revolving credit facility	(3,000)	(2,000)	(7,000)	(6,000)
Repayment of obligation under finance lease	(224)	-	(224)	-
Interest paid	(257)	(252)	(706)	(825)
Exercise of options and warrants	-	305	-	3,405
Cash from (used in) financing activites	(3,481)	(1,947)	(7,930)	(3,420)

Increase (decrease) in cash and cash equivalents	(8,733)	(14,592)	(7,850)	(5,580)
Effect of exchange rate change on cash and cash equivalents	(235)	(309)	(383)	(287)
Cash and cash equivalents, beginning of period	31,780	44,038	31,045	35,004
Cash and cash equivalents, end of period	$22,812	$29,137	$22,812	$29,137

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2015	2014	2015	2014

Revenue	$42,737	$40,477	$141,565	$148,251

Cost of sales:
Direct production costs	30,447	28,840	92,807	90,909
Royalties	304	175	795	787
Share-based compensation	109	140	349	427
Depreciation and depletion	9,768	14,386	29,604	43,168
Write down of inventory to net realizable value	-	527	-	892
	40,628	44,068	123,555	136,183

Mine operating earnings (loss)	2,109	(3,591)	18,010	12,068

Expenses:
Exploration	1,173	4,900	4,726	9,874
Write off of exploration property	-	381	-	381
General and administrative	1,812	2,165	6,215	8,120
	2,985	7,446	10,941	18,375

Operating earnings (loss)	(876)	(11,037)	7,069	(6,307)

Mark-to-market loss/(gain) on derivative liabilities	-	-	-	1,434
Mark-to-market loss/(gain) on contingent liability	-	(126)	-	(99)
Finance costs	370	359	1,037	1,061

Other income (expense):
Write down of marketable securities	(4,785)	-	(4,785)	-
Foreign exchange	(2,964)	(1,353)	(4,335)	(1,165)
Investment and other income	121	27	805	294
	(7,628)	(1,326)	(8,315)	(871)

Earnings (loss) before income taxes	(8,874)	(12,596)	(2,283)	(9,574)

Income tax expense (recovery):
Current income tax expense	2,095	(171)	6,225	6,021
Deferred income tax expense (recovery)	3,110	(1,039)	5,188	(7,957)
	5,205	(1,210)	11,413	(1,936)

Net earnings (loss) for the period	(14,079)	(11,386)	(13,696)	(7,638)

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available for sale investments	633	(722)	(27)	(646)
Reclassification of gain (loss) on available for sale
investments, included in the net loss	4,785	-	4,785	-
Total other comprehensive income (loss) for the period	5,418	(722)	4,758	(646)

Comprehensive income (loss) for the period	$(8,661)	$(12,108)	$(8,938)	$(8,284)

Basic and diluted earnings (loss) per share based on net earnings	$(0.14)	$(0.11)	$(0.13)	$(0.08)

Basic and diluted weighted average number of shares outstanding	101,976,901	101,527,951	101,976,901	101,123,404

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	September 30,	December 31,
	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$22,812	$31,045
Investments	759	786
Accounts receivable	16,943	19,715
Inventories	18,905	21,604
Prepaid expenses	1,947	2,656
Total current assets	61,366	75,806

Non-current deposits	855	1,048
Deferred income tax asset	4,329	6,253
Mineral properties, plant and equipment	182,254	182,730
Total assets	$248,804	$265,837

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$15,223	$17,408
Finance lease obligation	926	-
Income taxes payable	2,860	8,181
Revolving credit facility	22,000	29,000
Total current liabilities	41,009	54,589

Provision for reclamation and rehabilitation	6,575	6,496
Deferred income tax liability	15,556	12,479
Total liabilities	63,140	73,564

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 101,976,901 shares (Dec 31, 2014 - 101,976,901 shares)	367,853	367,853
Contributed surplus	8,909	8,430
Accumulated comprehensive income (loss)	-	(4,758)
Retained earnings (deficit)	(191,098)	(179,252)
Total shareholders' equity	185,664	192,273
Total liabilities and shareholders' equity	$248,804	$265,837

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2015 and the related notes contained therein.